Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Acquires Offshore Exploration Interests in South Africa

Paris, 30th September, 2013 - Total announces that it has received approval from the South African authorities and has completed the acquisition of a 50% interest in Block 11B/12B, from CNR International (South Africa) Ltd., a wholly owned subsidiary of Canadian Natural Resources Limited.

The asset is located in the Outeniqua Basin, around 175 kilometers off the southern coast of the country, and covers an area of 19,000 square kilometers with water depths ranging from 200 to 1,800 meters.

Total also becomes Operator of Block 11B/12B and will drill an exploration well on the Block in 2014.

“Our acquisition in this extensive frontier exploration asset demonstrates our determination to establish ourselves in new plays. South Africa’s deep offshore, in particular the Outeniqua Basin, is one of the few remaining under-explored offshore regions in Africa. Recent discoveries in the Falkland Islands (Malvinas Islands) together with the prospects identified on the block offer us very promising opportunities.” commented Marc Blaizot, Senior Vice President, Exploration at Total. “The results of the upcoming exploration well will be decisive, especially in terms of operability of the area in such a harsh environment. As the Operator, we will leverage our recognized deep offshore expertise and experience in challenging waters such as the North Sea and the Barents Sea, to quickly appraise the potential of this acreage.”

This acquisition is aligned with Total’s strategy of expanding its exploration and production operations in under-explored countries with strong growth potential.

Total in South Africa

Present in South Africa since 1954, Total is now the country’s fifth-ranked marketer, with sales of 3.1 million tons of products each year, a network of 528 service stations, its biggest outside Europe, and a 36.6% interest in the Natref refinery alongside Sasol. The Group is also South Africa’s third-ranked LPG marketer and fifth-ranked coal exporter.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total’s solar affiliate, SunPower, is active in ground-mounted solar power plants and off-grid solar facilities in South Africa. It is currently building two solar power plants near Douglas, in The Northern Cape. Total is also implementing decentralized rural electrification programs through KwaZulu Energy Services (KES).

The newly created exploration and production affiliate is based in Cape Town.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com